Contact

www.linkedin.com/in/avanvaler (LinkedIn)
www.slingshotsv.com (Other)

Top Skills

Start-ups
Entrepreneurship
Business Development

Languages

Spanish
German

Publications

Find Your Passion
Myth's & Truth's of Network Marketing
Road Map To A Successful Home Business
Starting Your Home Business On The Right Foot

Patents

Browser-based system providing methodology for labeling of photo compact discs with a photo-facsimile table of contents
Social Identity of Objects
Authorized Operation of Vehicles

Andrew Van Valer

Chief Operating Officer at Esaiyo Inc.
Santa Cruz, California, United States

Summary

Andrew is a veteran Silicon Valley entrepreneur, adviser and angel investor. As an experienced adviser he is known for helping, educating, and supporting entrepreneurs develop their business strategies and using his vast network bridging and bringing people together.

Andrew currently serves as an adviser to numerous startups, serving as a mentor, board member, or investor. Andrew has over 30 years creating successful strategies and driving innovation in multiple industries to accelerate their growth. As a native of Silicon Valley he has developed an extensive network.

Andrew’s focus has primarily been in operations and business development as an early-stage startup team member, leadership roles and a key contributor to several highly-successful, high-growth Silicon Valley startups.

Personally mentored, grown and coached over 100 entrepreneurs and startups. Taught them how to find the right strategies and how to subsequently build them into financially sustainable enterprises.

Leadership role for numerous worldwide technology releases, which included: computer software, internet services, digital photography, cell phones, direct sales, product formulations, and coworking.

Setup International operations for several market-leading corporations in Germany, Italy, France and Ireland and also acted as an advisor/liaison for International Government Agencies in some of these countries.

Specialties
• Early-Stage Startup Development – Strategy, Entity Formation, Business Development
• Business strategies for sustainability and accelerated growth

• Entrepreneur Mentoring and C Level Coaching

Latest Interests:
• Supply Chain Management
• Block Chain / Cryptocurrency

Goal: To make an impact in the world by using my skills, intelligence, technologies and building the best teams.

_____

Experience

Esaiyo Inc.
Cofounder and Chief Operating Officer
October 2019 - Present (3 years 7 months)
Denver

Esaiyo is a Social Identity of Objects infrastructure as a service technology company that is focusing its current technology to solve problems in the NFT market.

Being the co-founder of one of the most exciting companies to change the way we think about the things we own and cherish. Being able to create virtual replicas of a physical object, adding its providence with stories, videos, connections ensuring their significance, and adding further sentimental and monetary value is a dream of a lifetime.

Every Object Has A Story Waiting To Be Told …. Starting with an NFT

Our Esaiyo team's object graph technology and architecture for blockchain will provide key missing connectivity across NFT platforms and marketplaces to store and validate an NFT's history, provenance, and metadata. Esaiyo's offering allows for transparent communication across platforms and blockchains.

Invisible Foundry, Inc.
Chief Executive Officer
April 2019 - Present (4 years 1 month)
Wyoming, United States

SlingShot SV

Founder
February 2014 - Present (9 years 3 months)
Santa Cruz Ca

Slingshot originally started out as an incubator then due to demand transformed into an accelerator for startups to support early stage businesses and entrepreneurs. Like many early stage businesses, it has since pivoted to a business that supports startups and entrepreneurs through its vetted advisers, programs, and vast network.

Andrew has supported, created or co-produced multiple events in support of entrepreneurs

- 82% Micro Business Summit
- Small Business Makeover Challenge
- Cal Poly's Center for Innovation & Entrepreneurship
- Tech Raising
- Cruz Hacks
- Startup Challenge Monterey Bay
- Small Business Saturday Santa Cruz County
- Bethany Hamilton Come To Santa Cruz

Santa Cruz Waves
Partner | Adviser
March 2014 - March 2023 (9 years 1 month)
Santa Cruz Ca

Andrew has a passion for out door sports; surfing, paddle boarding, mountain biking, hiking all available in the amazing place called Santa Cruz. When he met the founder Tyler Fox he found a person that had a vision and passion for Santa Cruz and the people in the community that he wanted to support. Santa Cruz Waves is an amazing company that is dedicated to living the "Santa Cruz" lifestyle.

Angels by the Sea
Founder | VP Strategic Parternerships | Board Member
November 2015 - December 2019 (4 years 2 months)
Santa Cruz, Ca

An innovative membership group helping support and cultivate start-up ventures in the Central Coast and Santa Cruz California.

We provide a collaborative forum where our members and entrepreneurs can engage with one another, to assess venture viability, optimize opportunities for success, and identify investment opportunities for our members to work with entrepreneurs across a range of markets including software, hardware, bio-tech, consumer products, agriculture, boutique foods, and health products.

Current Investments:

Buoy Labs | Smart Water Technology www.buoy.ai

Elysium Therapeutics | Stop Opioid Abuse elysiumrx.com

Sell Hound | Resale Aggregator sellhound.com/

Aether | Biotechnology aetherbio.com

Prime Genomics | Breast Cancer Screening and Detection primegenomics.com/

SnapEDA | First Electronics Design Library www.snapeda.com

InBoard | Modern Transportation inboardtechnology.com

LifeAid Beverage Company | Healthy Beverages www.lifeaidbevco.com

County of Santa Cruz
Board Member | County of Santa Cruz Workforce Development
May 2015 - January 2019 (3 years 9 months)
Santa Cruz County

Andrew has a passion for local business and the Santa Cruz economy. Andrew is an advocate for small business and entrepreneurship within the organization to help business owners, entrepreneurs and job seekers access the tools they need. The Board is comprised of local business leaders, educational leaders, elected officials, and community based organization leaders, the WIB oversees the services of Workforce Santa Cruz County.

NextSpace Coworking + Innovation
CFO Executive In Residence
November 2014 - June 2017 (2 years 8 months)
Santa Cruz, California

Andrew was Entrepreneur in Residence as a CFO and COO. He was instrumental in restructuring the business for an acquisition. He also focused his efforts on building additional tools to support their members with improved technologies and adding business incubator and accelerator services. He managed 9 locations including the San Francisco Bay area, Los Angeles, San Jose, Venice Beach, Chicago and others.

Regional Small Business Monterey Bay
Co Publisher
June 2015 - May 2016 (1 year)
Santa Cruz California

Andrew was co-publisher of the Regional Magazine for Monterey Bay, Santa Cruz and San Benito Counties.

Each issue provided an in-depth look at a successful regional business in the central coast, including the lifestyle choices that influence their formation and operation and the key take aways that you can apply to your own business. Our feature story offers a thoughtful look at the matters or issues that are important to the community and area. Regular content will include pieces about small business know-how, finance, technology and important regional news. We'll also let you know about the opportunities to learn, collaborate or network within the region, and we'll even create a few of our own.

Think Local First, County of Santa Cruz
Board Member
October 2011 - November 2015 (4 years 2 months)
Santa Cruz, California

Andrew was a Board Member of Think Local First County of Santa Cruz a nonprofit group dedicated to supporting locally-owned businesses and building the community of Santa Cruz County.

Fortoa
Co-Founder
November 2010 - November 2012 (2 years 1 month)
San Francisco Bay Area

Andrew worked with Jon Yon to create a video series, The New Business Essentials Startup Program, designed for anyone thinking of starting a new business, those who've recently started and those who are already operational but need some help, guidance and strategic direction for their business. In 2012 he sold his portion of the business to Jon to further develop.

Elephant Nature Park
Board Member USA
2005 - June 2009 (4 years)

Andrew created a US non profit to support elephants in Chiang Mai province, Northern Thailand called the Elephant Nature Foundation. In his travel around the world, he met Lek Chailert through a friend who he later worked with to setup the US non profit, and fell in love with elephants.

Elephant Nature Park is an elephant rescue and rehabilitation center in Northern Thailand where you can Visit & Volunteer to help. Their mission is to increase awareness about the plight of the endangered Asian elephant, educate locals on the humane treatment of their elephants, and provide sanctuary for rescued elephants at our nature park.

Had to remove myself from the board after 9/11 due to challenges of running a board that was abroad and Board Member conflicts and conflict of interests.

Family Trip Around the World
An Amazing Journey!
September 2005 - July 2006 (11 months)
• 3 months RV Trip from East Coast to West Coast discovering US history and fantastic sites
• 7 months around the World: Fiji - New Zealand - Australia - Thailand - Cambodia - Laos - Malaysia - China - Japan - Africa - Europe
• Family cultural enrichment
• Awesome family bonding
• Huge sense of achievement: realization of a life-long dream

VeriSign
Executive
2002 - 2005 (3 years)

LightSurf was successfully acquired by Verisign for $300+M. The company continued to expand to new cell phone carriers. My position was restructured to support the growth of the infrastructure needed to expand quickly. My responsibilities included negotiating and purchasing large contracts for networking equipment, negotiating and managing our collocation partners, building out a 10,000 square foot networking facility, production release of new software and managing relationships with our critical partners.

LightSurf
Executive
1999 - 2002 (3 years)

As a member of the startup team, LightSurf became the worldwide leader for picture sharing and MMS solutions. The company was very exciting and went through many revisions to achieve their goal.

Lightsurf was instrumental in shaping the imaging and the wireless industries, creating the first complete camera-phone in 1997 and licensing the IP
to companies such as J-Phone/Softbank, Sharp, Nokia, Samsung, LG,

Sanyo, Verizon, Sprint and many others around the world. In 2005, Verisign successfully acquired LightSurf.

Launched the first camera phones in the US. I had opportunities to work with key customers such as Motorola, Kodak, Polaroid, Siemens and others to develop critical relationships. I took on positions in areas that required solutions, rapid change and results. Results in developing the first camera phone, cost containment, partnerships, rapid IT deployments and solutions.

On skunk works team to design and manufacture the first camera phone in the United States, reduced the average time to market for a consumer electronic device to 9 months,

Learned a lot about cell phones, SARs, and the challenges of building very small devices. The equipment that can build them is amazing but very touchy. Especially if you are using a third party to build them like Flextronics.

Motorola
Operations, Manufacturing & Program Management
1998 - 2000 (2 years)

Motorola successfully acquired Starfish for $250+M in 1998.

Worked with Motorola engineers and procurement specialists and teaching them how we were able to prototype in 75% less time and have end product costs 40% less then they currently could.

My position was to integrate operations with the Motorola team, managing product launches, being a manufacturing liaison for personal organizers and clip on accessories for cell phones. Responsible for sourcing, negotiating and purchasing all electrical components.

Geyer Properties
Owner
1980 - 2000 (20 years)

Real Estate Investing in Single Family Residences and Multi Residences. Developed programs for real estate donations through non-profits.

Starfish Inc.
Director Operations

1994 - 1998 (4 years)

As a member of the startup team, the company's founding vision was: "Global synchronization and integration of wireless and wireline devices". My original position was to manage operations, purchasing, customer relations and contract negotiations.

Starfish pioneered what is known today as "push technology" with a vision for OTA global synchronization and integration of wireless and wireline devices. Motorola and subsequently Nokia acquired Starfish and the Starfish Push-Server server is alive and well today as part of Nokia's OVI backbone.

Most excited about: The opportunity to source components and work with the engineering team to develop prototypes during a critical phase and doing it in less time. It gave me a chance to work with some of the best engineers in Silicon Valley developing the REX (Small Palm like Device) and later the first camera phone here in the US.

Accomplishments: As the company grew, I was moved into engineering, business development, component negotiations and development of relationships with key partners – Excite, Yahoo, Motorola, Franklin, Siemens and others. Very successful in building relationships, partnerships and massive cost savings.

Mentors: Eric Bogner - A brilliant engineer that could talk engineering, marketing or finance and a great person to boot!

John Hansen - Business development and fantastic business lawyer. I watched and learned as he negotiated the same strategic platform to be used by two major companies / competitors and they both knew it - now that is trust.

NetFlix
Early Stage Advisor | Pre Startup
August 1996 - December 1996 (5 months)
Scotts Valley, Ca

Worked with Marc Randolph to help design DVD distribution system and packaging for rentals of online videos. Still using the system as of today. My one personal missed opportunity that I wish I would have accepted.

Netflix is now the world's leading internet subscription service for enjoying movies and TV shows.

Borland Software

11 years

Director Operations - Europe
1992 - 1993 (1 year)
County Dublin, Ireland

Director of Operations located in Dublin Ireland.

Consolidated all operations from Italy, Spain, France, UK, and Germany to central location in Ireland. Operations included software manufacturing, direct marketing, order processing, translations, fulfillment and contract negotiations.

Most excited about: Taking a plan that they felt should take 1 - 2 years and getting it done in 7 month's and getting letters of recommendations for it.

Accomplishments: Successfully helped manage a volume increase of 500% within three month's - manufacturing and shipping 10,000 products a month.

Managed large direct marketing campaigns and used my creativity to use country treaties to reduce time to consumer and lowered costs.
Worked with Irish Development Association to bring additional manufacturing to Ireland.

Centralized European production and manufacturing of multi-lingual materials.

Contracted and negotiated with government officials and organizations.

Mentors: Mike Neary - one of the best business / team builders I've met

Marc Randolf - An amazing man who taught me trends and direct marketing

Eva Pruess - For giving me the opportunity and believing in me.

Director Operations - Germany
1990 - 1992 (2 years)
Munich Germany

Director of Operations for Borland Gmbh located in Munich Germany also supporting operations in France and Italy. Responsible for operations; facilities, customer service, tech support, translations, manufacturing.

Operations lead in a management team determining whether to acquire licensee or start new business in Germany. Living in a new country while the wall was coming down and doing business with great people.

Showing my creativity by using Poland as our direct marketing distribution point. Shipping all European mail to Poland and having it sent from there saving us tons of dollars. And it was fast. We would DHL it to Poland and drop it in the post.

Became fully in charge of restructuring and directing new subsidiary in Germany - purchasing, manufacturing, labor union negotiations, direct marketing, IT, technical support, customer service and facilities.

Accomplishments: Moved office from Munich to Langen. This might not seem like a lot to someone from the US but it was a lot of negotiations with German agencies, employees and contractors. It was going to take 1 year to get the phone lines transferred and we needed to move in 90 days. Yes - we did it....and with no help from the German Post.

Also working with the Works Council and employees to execute a strategy to eliminate in-house manufacturing in favor of third part suppliers (Substantial cost savings) and reallocation of other team members to positions they had a passion for. Wow - this was a lot of late nights with the Works Council (Union).

Director Operations
1982 - 1990 (8 years)
Scotts Valley, CA

Eighth employee. Created operations group successfully managing hyper-growth while tightly controlling costs. Included in the company going public both on the London exchange and the NASDAQ. Borland became the global leader for professional development tools.

Most excited about: employees, contract negotiations, customers, facilities, materials planning, and quality control.

Recognized continually for leadership and management of rapidly growing and changing business requirements.

Accomplishments: What a super fantastic opportunity! The management team allowed me to follow many interests from manufacturing to accounting and almost everything in between. Because I had such a broad and in-depth knowledge of business, many times they would place me in areas where they needed solutions and I would work with all the teams and people in the process.

Mentors: Spencer Ozawa - Yoda of business. Taught me to use my creativity and fight for what I think is right.

Phillipe Kahn - Have a vision and study how to make it work.

Brad Silverberg - there is balance in work and play.

Education

School of Hard Knocks
YES, Business and relationships · (1962 - 2008)

Cabrillo College
AA, Business, Criminal Justice, English, Architecture, Elecrical Engineering · (1979 - 1986)